United States securities and exchange commission logo





                               June 6, 2024

       Thomas Kalmbach
       Chief Financial Officer
       Globe Life Inc.
       3700 South Stonebridge Drive
       McKinney, TX 75070

                                                        Re: Globe Life Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-08052

       Dear Thomas Kalmbach:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Business, page 1

   1. Please revise future filings in this section or in MD&A to explain the typical timing of premium payments (e.g.,
weekly, monthly, annually) and the typical method of payment
                                                        (auto-draft, check,
cash, etc.) for life and health insurance policies. Please provide us your proposed disclosure.
       Legal Proceedings, page 17

   2. Please ensure you describe in future filings any material pending legal proceedings including proceedings
contemplated by governmental authorities. Refer to Item 103 of
                                                        Regulation S-K for
guidance.
       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       21

   3. Given the material impact on financial results from lapses, please revise future filings to provide additional
quantified information regarding lapses for each period presented,
 Thomas Kalmbach
FirstName
Globe Life LastNameThomas   Kalmbach
            Inc.
Comapany
June 6, 2024NameGlobe Life Inc.
June 6,
Page 2 2024 Page 2
FirstName LastName
         discuss/quantify the impact on revenue and other relevant financial metrics and discuss relevant trends. Please provide us your proposed disclosure.
4. We note your discussion on page 26 related to cancellations in the first thirty days after issuance of a policy. Please revise future filings to clarify if cancellations are included in lapses. If not and if material, please revise future filings to disclose cancellations by distribution channel for each period presented and discuss relevant trends. Please provide us your proposed disclosure.
Summary of Operations, page 23

5. We note your discussion of net sales on page 26. In future filings, please explain why management considers net sales to be a better indicator of the rate of premium growth as compared to annualized premium issued. Please provide us your proposed disclosure.
6. In future filings, please revise your discussion of net sales and first-year collected premium on page 25 to more clearly explain why first-year collected premium is significantly less than net sales. Please provide us your proposed disclosure.
Direct to Consumer Division, page 29

7. Please revise future filings to provide relevant information related to the introductory offer period. If material, please revise to clarify the impact of introductory offer periods on revenue recognition in your accounting policy disclosure. Please provide us your proposed disclosure.
Critical Accounting Policies - Future Policy Benefits, page 48

8. Please explain to us why changes to cash flow assumptions (e.g., Mortality, Morbidity,
         Lapses) impact OCI, including a discussion of any relevant accounting guidance considered. Please also revise future filings as needed to clarify why changes to cash flow assumptions impact OCI.
Notes to Consolidated Financial Statements, page 62

9. Please revise future filings to disclose quantitative detail of the costs presented in the
            Commissions, premium taxes, and non-deferred acquisition costs line item for each period presented. Please provide us your proposed disclosure.
Other Receivables, page 67

10. Please revise future filings here, in the business section and/or in MD&A to clearly describe the key terms and the structure of agent commissions. Also, discuss the key accounting policies and how agent commissions impact financial results. Specifically discuss the following:

                how commissions are calculated (e.g., based on annualized premium, based on
 Thomas Kalmbach
FirstName
Globe Life LastNameThomas   Kalmbach
            Inc.
Comapany
June 6, 2024NameGlobe Life Inc.
June 6,
Page 3 2024 Page 3
FirstName LastName
              expected lifetime premiums, etc.);
                the difference in commissions for new policies and renewed policies;
                when an agent is contractually due a commission (e.g., when a policy is sold, after a certain number of payments, etc.);
                the timing of when commissions are actually paid;
                the frequency of advancing a commission before it is contractually due;
                the distribution channels in which commissions are typically deferred and the reasons why certain commissions are not deferred;
                by distribution channel if materially different, the estimated percentage of commissions that are deferred and the percentage that are expensed; and
                explain to us how you account for an advanced commission over time, including the accounting at the initial payment and how you determine when the commission is deferred as DAC or expensed.

         Please provide us your proposed disclosure.
Effect of New Accounting Standards on Previously Reported Results - ASU 2018-12, page 76

11. We note your disclosure in the December 31, 2022 Form 10-K that for businesses with deferrals of renewal commissions, as is the case with your captive agency channels, the expected amortization rate of DAC as a percentage of premium will no longer be level but will increase over the period of time during which commissions are deferred and that this will result in lower annual amortization of DAC. Please provide to us a simplified example that details the deferral and amortization of DAC before and after the adoption of
         ASC 2018-12 that clearly illustrates the decrease in annual amortization of DAC. Please reference the relevant accounting guidance that supports your new policies.
12.      Please explain to us why    Commissions, premium taxes, and
non-deferred acquisition
         costs    increased significantly during 2021 and 2022 after adoption of ASU 2018-12. To
         the extent needed, please provide a simplified example to illustrate the change in amounts recognized before and after adoption.
Note 6 - Policy Liabilities, page 96

13. Please revise your rollforward of the present value of expected future policy benefits for each period presented to separately present lapses and any other material derecognition item that does not represent a cash benefit payment. Please provide us your proposed disclosure.
 Thomas Kalmbach
Globe Life Inc.
June 6, 2024
Page 4

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 with any questions.



FirstName LastNameThomas Kalmbach                         Sincerely,
Comapany NameGlobe Life Inc.
                                                          Division of
Corporation Finance
June 6, 2024 Page 4                                       Office of Finance
FirstName LastName